Eaton 1000 Eaton Boulevard Cleveland, OH 44122 Tel: 440-523-5000 Fax: 440-523-3433

February 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Cecilia Blye, Chief Office of Global Security Risk

Re:	Eaton Corporation Form 10-K for the Fiscal Year Ended December 31, 2011 Filed February 24, 2012 File No. 1-1396 Response letter filed January 9, 2013

Dear Ms. Blye:

Set forth below are the responses of Eaton (the “Company” or “Eaton”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated January 23, 2013, relating to the Company’s Form 10-K for the year ended December 31, 2011. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

General

1.	You identify products and components sold to Iran, Syria and Sudan in your response to comment 1 in our letter dated December 10, 2012. Please tell us whether any of these products or components are dual use or have military applications. We note also that your website reports that some of your products have oil and gas exploration, nuclear energy and weapons system applications. Please tell us whether any products sold in Iran, Syria or Sudan are or can be used for these applications and, if so, identify the applications and tell us in which countries the products were sold.

None of the products Eaton listed in its January 9, 2013 response constituted “dual use” products as Eaton understands that term. “Dual use” is not a defined term under U.S. law or regulation. Most people understand the term when used to refer to technology or products classified above “EAR 99” under the U.S. Bureau of Industry Security’s Export Administration Regulations (EAR). That is how Eaton has construed the question. Because none of the products listed in Eaton’s response were produced in or sent from the United States, they are not subject to the EAR. Indeed, almost all of these products were electrical products and many of these were manufactured under the International Electrotechnical Commission (“IEC”) standard which means that they are unusable under the U.S. National Electrical Manufacturer’s Association electrical standard. Classification of non-U.S. products under a U.S. regulatory framework would require classification of each product sold in each transaction under a law that does not apply to those products.

Eaton is not aware of any “weapons system application” these products have. They are made up of electrical distribution, transmission and other electrical products including lighting. While a military building certainly uses lighting and circuit breakers, there is nothing about these products that make them particularly useful in any weapons application, nor were any of them designed for, adopted or modified for a military weapons application.

None of the products listed in Eaton’s January 9, 2013 letter are specifically designed or modified for oil and gas or nuclear applications. They are generally usable in buildings and similar applications, be they industrial, commercial or residential. Eaton has reviewed its financial and sales records and concludes that it is not aware of any sales made by Eaton or its affiliates to end users in those sectors in the subject countries. The customers in the subject countries consist almost entirely of distributors and other resellers with one exception, a 2010 customer whose line of business Eaton has been unable to determine. It is possible that third party purchasers, such as distributors, have made sales into these sectors, but Eaton does not have knowledge of any such sales. With respect to the 2010 customer noted above, Eaton’s sales personnel involved in those transactions no longer are employed by Eaton. Eaton cannot obtain more specific information on those sales. Eaton is unable to verify with certainty that that customer did not sell into the subject sectors, but has no basis to conclude that it did.

2.	You state in footnote 1 of your response to our letter dated December 10, 2012 that you have not provided information for acquired companies that ended their sales to U.S. embargoed countries upon closing of the acquisitions. Please provide the information we requested in our December 10 letter, and the information we request in the foregoing comment, with respect to any pre-closing sales by the acquired companies to Cuba, Iran, Sudan or Syria as to which you or the acquired companies have continuing obligations or liabilities.

Since December 30, 2010, Eaton and Cooper Industries plc, which Eaton acquired on November 30, 2012, have made five acquisitions that involved non-U.S. companies which, before closing, had made sales to Cuba, Iran, Sudan or Syria. Neither Eaton nor Cooper had continuing obligations or liabilities following the acquisitions regarding those embargoed countries. In each case Eaton and Cooper not only discontinued sales going forward, but also ceased any shipments to those countries as well as terminating any support of past sales.

The Company requests that the Staff contact the undersigned at (440) 523-4376 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

/s/ Mark M McGuire

Mark M. McGuire
Executive Vice President, General Counsel and Secretary
Eaton Corporation